Exhibit 99.162

DeFi Technologies’ Valour Inc. Eliminates Debt with Recent C$5.5 Million (US$4 Million) Payment, Strengthening Financial Position for Growth and Expansion

●	Debt-Free Milestone: Valour Inc. has eliminated its outstanding debt with a final C$5.5 million (US$4 million) payment, completed on October 16, 2024, strengthening its financial position.

●	Strategic Growth and Expansion: This debt elimination allows Valour to focus resources on growth, innovation, and expansion into new products and markets within the digital asset sector.

●	Enhanced Financial Agility: The repayment, achieved without new equity or debt issuance, underscores Valour’s disciplined financial management, further enabling the Company to pursue emerging revenue opportunities.

Toronto, Canada, October 29, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has successfully eliminated its outstanding debt following a final C$5.5 million (US$4 million) repayment completed on October 16, 2024.

With this payment, Valour has cleared all outstanding loans, further strengthening its balance sheet and highlighting its commitment to responsible capital management. This financial milestone positions Valour to fully direct its resources toward growth and innovation within the digital assets market, solidifying its role as a leader in accessible digital asset investment solutions.

While Valour is now debt-free, DeFi Technologies retains a remaining loan balance of $8.3 million (US$6 million) with Genesis Global Capital LLC (“Genesis”). This balance is expected to be resolved upon the closure of Genesis’s bankruptcy proceedings, further bolstering DeFi Technologies’ strategic financial footing.

The debt elimination was achieved without issuing additional equity or incurring new debt, reflecting the Company’s disciplined approach to cash flow management. By reducing interest liabilities, the Company enhances its agility to pursue emerging revenue opportunities in the digital asset space.

“Ongoing debt elimination is a testament to Valour’s financial discipline and our commitment to sustainable growth in the digital assets sector,” said Olivier Roussy Newton, CEO of DeFi Technologies. “By clearing our debt, Valour is now fully equipped to channel its resources toward growth and expansion into new products and markets. This achievement enhances our strategic flexibility, allowing us to capitalize on new opportunities and deliver long-term value for our investors and stakeholders as we continue to lead in the digital asset investment space.”

This accomplishment underscores Valour’s strong financial standing and disciplined capital management. By reducing liabilities, Valour reaffirms its commitment to leveraging its financial agility to strengthen its market position and seize new opportunities in the digital asset industry.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Hedera (HBAR), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Sui (SUI), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the ability of Valour to generate revenue on its digital assets; future interest expenses; the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

3